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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2004

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                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)


                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F   X            Form 40-F
                            -----                    -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes                No   X
                            -----             -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-          .)
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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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KOREA COMMUNICATIONS COMMISSION RECOMMENDS TO MIC TO SUSPEND ACQUISITION OF NEW
MOBILE SERVICE SUBSCRIBERS OF 3 MOBILE OPERATORS AND KT


The Korea Communications Commission (the "KCC"), a government agency established under the Ministry of Information and Communication (the "MIC"), has recommended that the MIC suspend SK Telecom Co. Ltd. ("SKT"), KT Freetel Co. Ltd. ("KTF"), LG Telecom Ltd. ("LGT") and Korea Telecom ("KT") from acquiring new subscribers for periods of time set forth below for their violation of the ban on providing subsidies to handset purchasers.

Details of Suspension are as follows:

- The recommended suspension periods are 40 days for SKT, 30 days for KTF and LGT and 20 days for KT (in connection with its resale of KTF service), respectively.

- If the MIC approves the recommendations by the KCC, the four service providers will be banned from acquiring new mobile subscribers, including MNP subscribers, during the applicable suspension periods.

- Other than the ban on the acquisition of new subscribers, the service providers will be able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers.

- In order to minimize possible inconvenience to users, the KCC suggested that the MIC impose the actual suspension period on each service provider in a sequential order.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      SK TELECOM CO., LTD.


                                                      By: /s/ Sung Hae Cho
                                                      --------------------------
                                                      Name:  Sung Hae Cho
                                                      Title: Vice President


Date: June 08, 2004